Exhibit 12.2

GOODRICH PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

	Year ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges:
Interest expense	$1,109,902	$1,051,198	$985,185	$1,290,681	$4,390,331
Preference securities dividends	973,802	974,558	984,235	963,586	1,193,768

	2,083,704	2,025,756	1,969,420	2,254,267	5,584,099

Earnings:
Income (loss) before income taxes	16,071,192	6,043,870	(1,457,383)	3,445,640	3,476,737
Plus: fixed charges	2,083,704	2,025,756	1,969,420	2,254,267	5,584,099
Preference securities dividends	(973,802)	(974,558)	(984,235)	(963,586)	(1,193,768)

	$17,181,094	$7,095,068	$(472,198)	$4,736,321	$7,867,068

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	8.25	3.50	(0.24)	2.10	1.41